SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017-3954 (212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-3352	E-MAIL ADDRESS KWALLACH@STBLAW.COM

April 18, 2014

VIA EDGAR

Re:	K2M Group Holdings, Inc.
Registration Statement on Form S-1
Filed March 13, 2014 File No. 333-194550
CIK No. 1499807

Amanda Ravitz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

As previously discussed, on behalf of K2M Group Holdings, Inc. (the “Company”), we are hereby providing to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission with the attached excerpted sections of the Company’s Registration Statement on Form S-1, marked to show changes from Amendment No. 1 to the Registration Statement on Form S-1 as filed on April 7, 2014, which reflect, among other things, preliminary pricing information, in order to assist the Staff in finalizing its review.

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Securities and Exchange Commission	April 18, 2014

Please do not hesitate to call Ken Wallach at (212) 455-3352 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Eric Atallah
Lynn Dicker
Joseph McCann
Mary Beth Breslin

K2M Group Holdings, Inc.
Eric D. Major
Gregory S. Cole
Luke Miller

Latham & Watkins LLP
Rachel Sheridan
Jason M. Licht

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